Exhibit 99.1

WARRANT REPURCHASE AGREEMENT

THIS AGREEMENT made as of this 1st day of May, 2007;

B E T W E E N:

6650309 CANADA INC., a corporation incorporated under the laws of Canada (hereinafter referred to as the “Purchaser”)

- and -

THE ERIN MILLS INVESTMENT CORPORATION, a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as the “Vendor”),

WHEREAS the Vendor is the beneficial and registered holder of 3,000,000 common share purchase warrants (the “Warrants”) issued on October 6, 2004 by Lorus Therapeutics Inc. (“Old Lorus”) entitling the Vendor to subscribe for and purchase one (1) fully paid and non-assessable common share of Old Lorus for every one (1) Warrant held by the Vendor until October 6, 2009;

AND WHEREAS the Purchaser and Old Lorus propose to enter into a corporate reorganization transaction to be completed by way of plan of arrangement (the “Arrangement”) under the CanadaBusiness Corporations Act pursuant to which Old Lorus will transfer substantially all of its assets, including its antisense patent assets, to a new corporate entity, which will carry on the same business that Old Lorus carried on prior to the completion of the Arrangement;

AND WHEREAS in connection with the Arrangement, the Vendor will exchange the Warrants for corresponding securities of the Purchaser (the “New Warrants”);

AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase the New Warrants upon and subject to the terms and conditions hereinafter set forth;

AND WHEREAS the parties hereto wish to confirm that the purchase of the New Warrants shall automatically become effective contemporaneously with the effective time of the Arrangement (the “Effective Time”);

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1 - INTERPRETATION

1.01	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Agreement” means this agreement and all amendments made hereto by written agreement between the Vendor and the Purchaser;

“Canadian Securities Legislation” has the meaning attributed to such term in NI 14-101 and includes published policies promulgated thereunder from time to time by any of the Canadian Securities Regulatory Authorities;

“Canadian Securities Regulatory Authorities” has the meaning attributed to such term in NI 14-101;

“Closing” has the meaning set out in Section 2.02(1);

“New Warrants” has the meaning set out in the recitals hereto;

“NI 14-101” means National Instrument 14-101 - Definitions of the Canadian Securities Administrators, as such instrument may be amended or supplemented from time to time, or any similar instrument, rule or regulation hereafter adopted by any of the Canadian Securities Regulatory Authorities having substantially the same effect as such instrument;

“Purchase Price” has the meaning set out in Section 2.01;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;  and

“Warrants” has the meaning set out in the recitals hereto.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03	Extended Meanings

In this Agreement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders and vice versa.

1.04	Currency

All references to currency herein are to lawful money of Canada.

ARTICLE 2 - PURCHASE AND SALE

2.01	Purchase and Sale and Purchase Price

The Vendor hereby sells, transfers, assigns and conveys to the Purchaser and the Purchaser hereby purchases and acquires from the Vendor the New Warrants for a total purchase price equal to $252,000 (hereinafter referred to as the “Purchase Price”) at the Effective Time, upon and subject to the terms and conditions hereof.

2.02	Closing

(1)           Delivery of the New Warrants and payment of the Purchase Price will be completed at the Effective Time at the offices of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto, Ontario or such other place or date or time as the Purchaser and the Vendor may determine (the “Closing”).

(2)           At the Effective Time, the Vendor, against delivery by the Purchaser of the Purchase Price payable by certified cheque or wire transfer, will deliver to the Purchaser the warrant certificates representing the New Warrants, being as follows:

(a)	Warrant Certificate No. N-1 for 1,000,000 New Warrants;

(b)	Warrant Certificate No. N-2 for 1,000,000 New Warrants; and

(c)	Warrant Certificate No. N-3 for 1,000,000 New Warrants.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.01	Vendor’s Representations and Warranties

The Vendor represents and warrants to the Purchaser that:

(a)	the Vendor is a corporation duly incorporated under the laws of the Province of Ontario;

(b)	the Vendor is the sole beneficial owner of the Warrants free and clear of all liens, charges, encumbrances and any other rights of others;

(c)
the Vendor has good and sufficient power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Warrants to the Purchaser free and clear of all liens, charges, encumbrances and any other rights of others;

(d)
there is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon the Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber the Warrants other than pursuant to the provisions of this Agreement; and

(e)	the Vendor is not a non-resident person within the meaning of section 116 of the Tax Act on the date hereof.

3.02	Purchaser’s Representations and Warranties

The Purchaser represents and warrants to the Vendor that:

(a)	the Purchaser is a corporation duly continued under the laws of Canada;

(b)	the Purchaser has good and sufficient power, authority and right to enter into and deliver this Agreement; and

(c)	the Purchaser is a taxable Canadian corporation as defined in subsection 89(1) of the Tax Act.

3.03	Survival of Representations, Warranties and Covenants

(1)           The representations and warranties of the Purchaser and the Vendor set forth in Sections 3.01 and 3.02 shall survive the completion of the sale and purchase of the New Warrants herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of the other party in accordance with the terms thereof.

(2)           The covenants of the Vendor and the Purchaser set forth in this Agreement shall survive the completion of the sale and purchase of the New Warrants herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of the other party in accordance with the terms thereof.

ARTICLE 4 - CONDITIONS

4.01	Mutual Conditions

The respective obligations of the Purchaser and the Vendor hereunder in connection with the Closing are subject to the following conditions being met:

(a)	the successful completion of the Arrangement; and

(b)
any approvals required or exemptions from Canadian Securities Legislation shall have been obtained and be in full force and effect and shall not be subject to any stop-order or proceeding seeking a stop-order or revocation.  Any such approvals include, but are not limited to:

(i)	Toronto Stock Exchange and American Stock Exchange approvals for the repurchase of securities by an issuer; and

(ii)
exemptions from the minority approval and valuation requirement provisions of National Instrument 61-501 - Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions of the Canadian Securities Regulatory Authorities.

4.02	Purchaser’s Condition

The obligations of the Purchaser hereunder in connection with the purchase of the New Warrants are subject to the condition that the representations and warranties of the Vendor contained herein are true and correct in all material respects at the Effective Time.

ARTICLE 5 - COVENANTS

5.01	Inconsistent Activities

During the period from the date hereof to the Effective Time, the Vendor shall not do anything that would cause any of the representations and warranties of the Vendor under this Agreement to be false or misleading.

5.02	Taxes

The Purchaser does not assume and shall not be liable for any taxes under the Tax Act or any other taxes whatsoever which may be or become payable by the Vendor, including, without limiting the generality of the foregoing, any taxes resulting from or arising as a consequence of the sale and purchase of the New Warrants herein provided for, and the Vendor shall indemnify and save harmless the Purchaser from and against all such taxes.

5.03	Vendor’s Indemnity

The Vendor agrees to indemnify and save harmless the Purchaser from and against all losses, damages or expenses directly or indirectly suffered by the Purchaser resulting from any breach of any covenant of the Vendor contained in this Agreement or from any inaccuracy or misrepresentation in any representations or warranties set forth in Section 3.01.

5.04	Purchaser’s Indemnity

The Purchaser agrees to indemnify and save harmless the Vendor from and against all losses, damages or expenses directly or indirectly suffered by the Vendor resulting from any breach of any covenant of the Purchaser contained in this Agreement or from any inaccuracy or misrepresentation in any representations or warranties set forth in Section 3.02.

ARTICLE 6 - GENERAL

6.01	Expenses

The reasonable fees of the Vendor’s legal counsel in connection with the transaction set out in this Agreement shall be borne by the Purchaser, whether or not the transactions contemplated by this Agreement shall be completed.

6.02	Further Assurances

Each of the Vendor and the Purchaser shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Effective Time, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.03	Time of the Essence

Time shall be of the essence for this Agreement.

6.04	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

6.05	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto.  There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

6.06	Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

6.07	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

6.08	Attornment

For the purpose of all legal proceedings this Agreement shall be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario shall have jurisdiction to entertain any action arising under this Agreement.  The Vendor and the Purchaser each hereby attorns to the jurisdiction of the courts of the Province of Ontario.

6.09	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.  Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties.

IN WITNESS WHEREOF the parties have executed this Agreement.

6650309 CANADA INC.

By:	“Aiping Young”
Name: Aiping Young Title: President and Chief ExecutiveOfficer

THE ERIN MILLS INVESTMENT CORPORATION

By:	“Gerry C. Quinn”
Name: Gerry C. Quinn Title: President